Exhibit 99.1

Results of the Stellantis 2025 Annual General Meeting

AMSTERDAM, April 15, 2025 - Stellantis N.V. (“Stellantis”) announced today that all resolutions submitted to the shareholders for approval at the Annual General Meeting (AGM), which was held in person and webcast live on the Stellantis website, were approved, including the proposal to approve a EUR 2 billion dividend distribution on common shares.

The proposed distribution will result in a payment to holders of common shares of EUR 0.68 per outstanding common share. Holders of common shares traded on the NYSE will receive USD 0.773636 per common share, based on the USD/EUR foreign exchange reference rate reported by the European Central Bank on April 14, 2025. The distribution will be paid from profits reported in the 2024 Annual Accounts. The expected calendar is: (i) Ex-date: April 22, 2025 for Euronext Milan and Euronext Paris and April 23, 2025 for NYSE; (ii) Record date: April 23, 2025; (iii) Payment date: May 5, 2025.

In addition, the AGM appointed Ms. Fiona Cicconi, Mr. Nicolas Dufourcq, Ms. Ann Godbehere, Ms. Claudia Parzani, Mr. Daniel Ramot, Mr. Benoît Ribadeau-Dumas and Ms. Alice Schroeder as non-executive directors.

The Company takes note of the feedback resulting from the advisory vote on the Remuneration Report in accordance with Dutch regulation on AGMs, which was 66.9% in favor, while the amended Remuneration Policy and Equity Incentive plan were approved with 72.8% and 81.1% favorable votes. The Company will detail in the 2025 Remuneration Report how the advisory vote has been considered.

Details of the resolutions submitted to the AGM are available on the Company’s corporate website (www.stellantis.com).

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

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